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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27780

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.
MAR 1 2002
080

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EWING CAPITAL,INC.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

6630 16th Street, NW
(No. and Street)

Washington, DC 20012
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel D. Ewing, Jr. (202) 829-9450
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1700 K STREET, NW, SUITE 504, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel D. Ewing, Jr., swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Ewing Capital, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Subscribed and sworn to before me, in my presence, this 25th day of February, 2002, a Notary Public in and for the County of Montgomery

Notary Public

My commission expires May 31, 2002

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EWING CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20006

INDEPENDENT AUDITORS' REPORT

Mr. Samuel D. Ewing, Jr., President
Ewing Capital, Inc.:

We have audited the accompanying statement of financial condition of Ewing Capital, Inc. (the Company) as of December 31, 2001 and 2000. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ewing Capital, Inc. at December 31, 2001 and 2000, in conformity with generally accepted accounting principles.

William Batdorf & Company, P.C.

February 25, 2002

EWING CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 1,057,667	$ 880,525
Marketable equity securities, at market (cost $ $11,253 for 2001 and 2000)	7,100	67,092
Accounts receivable	-	8,907
Income tax receivable	-	9,622
Non-marketable securities, at cost	55,300	55,300
Deferred income taxes	1,038	6,954
Furniture and office equipment (net of accumulated depreciation of $36,995 and $32,391)	744	2,836
TOTAL ASSETS	$ 1,121,849	$ 1,031,236
LIABILITIES		
Accounts payable and accrued expenses	$ 520,061	$ 464,538
Income taxes currently payable	5,977	100
TOTAL LIABILITIES	526,038	464,638
STOCKHOLDER'S EQUITY		
Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)	1,000	1,000
Additional paid-in capital	638,106	638,106
Retained earnings	(43,295)	(72,508)
TOTAL STOCKHOLDER'S EQUITY	595,811	566,598
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,121,849	$ 1,031,236

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Ewing Capital, Inc. (the Company) are in accordance with generally accepted accounting principles and conform to general practices within the brokerage industry.

Revenue Recognition

Securities transactions and related commissions are recorded on a trade date basis. Investment banking revenue is recorded as follows: financial advisory and consulting fees as services are performed and underwriting fees at the time the underwriting is completed and income is reasonably determinable. The portion of commission revenues which represent commission reserves are recorded as an expense and liability at the same time the revenues are recognized.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and *liabilities at the date of the financial statements, and the reported amounts of revenues and* expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consisted of investments in money market mutual funds and cash on deposit with established federally insured financial institutions in checking, savings, and liquid investment accounts. Total cash on deposit at December 31, 2001, and during the years 2001 and 2000 exceeded the federal deposit insurance limits. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Marketable Securities

Marketable securities are valued at market value using published quotation sources. Unrealized gains or losses are included as a component of net income. All gains and losses on marketable securities are considered cash flows from operating activities for the purpose of the statement of cash flows.

Accounts Receivable

Accounts receivable represent amounts due from customers for services which include investment management and other financial consulting services, and amounts due from other brokers.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful life of the asset. Accelerated methods are used for tax purposes. Depreciation expense for the year ending December 31, 2001 was $4,604 and $2,882 for the year ending December 31, 2000.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of trade accounts payable and commission reserves.

NOTE 2 - INCOME TAXES

The Company is subject to Federal Corporate Income tax and District of Columbia Business Franchise tax. Deferred taxes are the result of temporary differences in recognition of income and expenses for financial statement reporting and for income tax purposes. The differences at December 31, 2001 and 2000, were related to recognition differences for depreciation, accounts receivable, accounts payable and loss carryovers. The amounts were computed using a combined federal and state tax rate of 25%. Income tax expense for 2001 and 2000 was comprised as follows:

	2001	2000
Federal income tax expense - current	$ 3,486	$ -
Federal income tax benefit - current	-	(2,797)
Federal income tax benefit - deferred	-	(2,194)
Federal income tax expense - deferred	6,450	-
DC business franchise tax benefit - current	-	(1,505)
DC business franchise tax expense - current	2,491	100
DC business franchise tax benefit - deferred	-	(1,439)
DC business franchise tax expense - deferred	873	-
Miscellaneous tax expense - current	-	-
Provision for income tax expense/(benefit)	$ 13,300	$ (7,835)

The net deferred tax receivable consisted of:

	2001	2000
Deferred tax receivable	$ 1,038	$ 10,179
Deferred tax payable	-	(3,225)
Net deferred tax receivable	$ 1,038	$ 6,954

(Continued)

NOTE 3 - COMMITMENTS

The Company has relocated its office to space owned by a shareholder. Therefore, the Company has no future lease commitment for office space.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital rule adopted and administered by the National Association of Securities Dealers and the Securities and Exchange Commission. This rule is designed to require a broker-dealer to maintain a minimum amount of net capital, as defined, and a minimum ratio of aggregate indebtedness, as defined, to net capital. Under this rule, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2001, was 1 to 1. At December 31, 2001, the Company had net capital of $519,982 which was $419,982 in excess of its required net capital of $100,000.

NOTE 5 - REVOLVING SUBORDINATED LOAN AGREEMENT

The Company had a revolving unsecured subordinated loan agreement under which the Company was permitted to borrow up to an aggregate amount of $750,000. There was no balance at December 31, 2001 and the agreement expired on January 26, 2001.

NOTE 6 - RETIREMENT PLAN

In 1991, the Company implemented a defined contribution profit sharing plan covering all employees who have completed two years of service. Contributions to the Plan are made at the discretion of the Company and amounted to $18,750 and $25,500 for each of the years ended December 31, 2001 and 2000, respectively.

NOTE 7 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).